SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 11-K

☒    Annual Report Pursuant to Section 15(d) of the

Securities Exchange Act of 1934

For the fiscal year ended December 31, 2002

or

☐    Transition Report Pursuant to Section 15(d) of the

Securities Exchange Act of 1934

For the transition period from to	Commission file number 1-8607

BellSouth Retirement Savings Plan

BellSouth Corporation

1155 Peachtree Street, N.E.

Atlanta, Georgia 30309-3610

BELLSOUTH RETIREMENT SAVINGS PLAN

REPORT OF INDEPENDENT AUDITORS

To the Participants and Plan Administrator of

the BellSouth Retirement Savings Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the BellSouth Retirement Savings Plan (the “Plan”) at December 31, 2002 and 2001, and the changes in net assets available for benefits for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The Fund Information in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The Fund Information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/    PricewaterhouseCoopers LLP

Atlanta, Georgia

June 20, 2003

BELLSOUTH RETIRE

STATEMENT OF NET ASSETS AVAILABLE

December

(In Tho

	BellSouth Stock Fund	Indexed Stock Fund	Interest Income Fund	Vanguard Growth Index- Institutional	Fidelity Growth & Income Portfolio	Balanced Fund	Bond Fund
ASSETS
Share of Trust net assets	$816,899	$575,357	$1,317,410	$117,473	$118,391	$80,464	$183,928
Investment in BellSouth Retirement Savings Employee Stock Ownership Plan Trust:
Shares of BellSouth common stock allocated to participants	—	—	—	—	—	—	—
Shares of BellSouth common stock held for future allocation	—	—	—	—	—	—	—
Temporary cash investments	—	—	—	—	—	—	—

Total Investments	816,899	575,357	1,317,410	117,473	118,391	80,464	183,928
Contributions receivable	825	811	952	418	361	150	269
Fund, BellSouth Savings and Security Plan and other transfers receivable—net	152	—	1,657	—	—	152	—

Total Assets	817,876	576,168	1,320,019	117,891	118,752	80,766	184,197

LIABILITIES
Distributions payable	163	62	421	17	23	18	6
Fund, BellSouth Savings and Security Plan and other transfers payable—net	—	751	—	44	66	—	255
Notes payable	—	—	—	—	—	—	—

Total Liabilities	163	813	421	61	89	18	261

Net Assets Available for Benefits	$817,713	$575,355	$1,319,598	$117,830	$118,663	$80,748	$183,936

The accompanying notes are an integ

MENT SAVINGS PLAN

FOR BENEFITS, WITH FUND INFORMATION

31, 2002

usands)

							Employee Stock Ownership Plan
T. Rowe Price Mid- Cap Growth	DFA U. S. Small Cap Value II Fund	Brokerage Link Account	DFA International Value II Fund	DFA U.S. Large Cap Value II Fund	Participant Loans	Other	Allocated	Unallocated	Total

$118,715	$127,590	$61,125	$29,602	$48,184	$50,041	$4,962	$—	$—	$3,650,141

—	—	—	—	—	—	—	567,859	—	567,859
—	—	—	—	—	—	—	—	109,603	109,603
—	—	—	—	—	—	—	201	10,176	10,377

118,715	127,590	61,125	29,602	48,184	50,041	4,962	568,060	119,779	4,337,980
385	333	—	84	166	—	—	—	—	4,754
—	—	13	—	14	1,533	—	32	—	3,553

119,100	127,923	61,138	29,686	48,364	51,574	4,962	568,092	119,779	4,346,287

25	48	—	2	2	51	—	127	—	965
639	47	—	241	—	—	4,962	—	—	7,005
—	—	—	—	—	—	—	—	77,387	77,387

664	95	—	243	2	51	4,962	127	77,387	85,357

$118,436	$127,828	$61,138	$29,443	$48,362	$51,523	$—	$567,965	$42,392	$4,260,930

ral part of these financial statements.

BELLSOUTH RETIRE

STATEMENT OF NET ASSETS AVAILABLE

December

(In Tho

ASSETS	BellSouth Stock Fund	Indexed Stock Fund	Interest Income Fund	Vanguard Growth Index- Institutional	Fidelity Growth & Income Portfolio	Balanced Fund
Share of Trust net assets	$1,429,184	$892,264	$1,032,964	$196,806	$162,620	$98,608
Investment in BellSouth Retirement Savings Employee Stock Ownership Plan Trust:
Shares of BellSouth common stock allocated to participants	—	—	—	—	—	—
Shares of BellSouth common stock held for future allocation	—	—	—	—	—	—
Temporary cash investments	—	—	—	—	—	—

Total Investments	1,429,184	892,264	1,032,964	196,806	162,620	98,608
Contributions receivable	2,242	1,530	1,230	776	676	234
Fund, BellSouth Savings and Security Plan and other transfers receivable—net	—	—	291	—	—	15

Total Assets	1,431,426	893,794	1,034,485	197,582	163,296	98,857

LIABILITIES
Distributions payable	556	280	727	80	38	6
Fund, BellSouth Savings and Security Plan and other transfers payable—net	596	171	—	771	5	—
Notes payable	—	—	—	—	—	—

Total Liabilities	1,152	451	727	851	43	6

Net Assets Available for Benefits	$1,430,274	$893,343	$1,033,758	$196,731	$163,253	$98,851

The accompanying notes are an integ

MENT SAVINGS PLAN

FOR BENEFITS, WITH FUND INFORMATION

31, 2001

usands)

Bond Fund	T. Rowe Price Mid-Cap Growth	DFA U.S. Small Cap Value II Fund	Personal Choice Retirement Account	DFA International Value II Fund	DFA U.S. Large Cap Value II Fund	Participant Loans	Other	Employee Stock Ownership Plan		Total
								Allocated	Unallocated
$151,232	$150,034	$108,078	$84,053	$31,029	$48,197	$68,374	$20,589	$—	$—	$4,474,032

—	—	—	—	—	—	—	—	1,141,934	—	1,141,934

—	—	—	—	—	—	—	—	—	282,044	282,044
—	—	—	—	—	—	—	—	167	12,576	12,743

151,232	150,034	108,078	84,053	31,029	48,197	68,374	20,589	1,142,101	294,620	5,910,753
395	551	346	—	106	267	—	—	—	—	8,353

276	—	214	1,385	35	64	1,334	—	—	—	3,614

151,903	150,585	108,638	85,438	31,170	48,528	69,708	20,589	1,142,101	294,620	5,922,720

71	49	36	—	23	6	51	—	440	—	2,363

—	151	—	—	—	—	—	20,589	—	—	22,283
—	—	—	—	—	—	—	—	—	146,763	146,763

71	200	36	—	23	6	51	20,589	440	146,763	171,409

$151,832	$150,385	$108,602	$85,438	$31,147	$48,522	$69,657	$—	$1,141,661	$147,857	$5,751,311

ral part of these financial statements.

BELLSOUTH RETIRE

STATEMENT OF CHANGES

FOR BENEFITS, WITH

Year Ended Dec

(In Tho

	BellSouth Stock Fund	Indexed Stock Fund	Interest Income Fund	Vanguard Growth Index- Institutional	Fidelity Growth & Income Portfolio	Balanced Fund	Bond Fund
Net Assets Available for Benefits, December 31, 2001	$1,430,274	$893,343	$1,033,758	$196,731	$163,253	$98,851	$151,832

Employee contributions	29,680	29,185	92,089	13,317	11,908	4,995	14,621
Transfers of participants’ balances—net	(167,043)	(54,950)	342,481	(23,541)	779	(410)	31,193
Transfer to Cingular Wireless Master Savings Trust	(55,556)	(34,813)	(23,439)	(11,838)	(12,382)	(5,748)	(6,554)
Transfer from BellSouth Employee Stock Ownership Plan upon merger	105,064	—	—	—	—	—	—
Supplemental contributions	—	—	—	—	—	—	—
Allocation of shares to participants	—	—	—	—	—	—	—
Transfer for loan repayment	—	—	—	—	—	—	—

Total Contributions, Allocations and Transfers	(87,855)	(60,578)	411,131	(22,062)	305	(1,163)	39,260
Share of Trust investment activities	(392,266)	(181,537)	58,232	(41,675)	(27,942)	(6,197)	15,477

Total	(480,121)	(242,115)	469,363	(63,737)	(27,637)	(7,360)	54,737

Less: Distributions to participants	132,440	75,873	183,523	15,164	16,953	10,743	22,633
Interest on notes payable	—	—	—	—	—	—	—

Net Assets Available for Benefits, December 31, 2002	$817,713	$575,355	$1,319,598	$117,830	$118,663	$80,748	$183,936

The accompanying notes are an integ

MENT SAVINGS PLAN

IN NET ASSETS AVAILABLE

FUND INFORMATION

ember 31, 2002

usands)

							Employee Stock Ownership Plan
T. Rowe Price Mid-Cap Growth	DFA U.S. Small Cap Value II Fund	Brokerage Link Account	DFA International Value II Fund	DFA U.S. Large Cap Value II Fund	Participant Loans	Other	Allocated	Unallocated	Total
$150,385	$108,602	$85,438	$31,147	$48,522	$69,657	$—	$1,141,661	$147,857	$5,751,311

12,529	10,734	—	2,579	5,790	—	—	—	—	227,427
12,504	48,264	7,960	4,859	14,378	(9,679)	(1,019)	(195,235)	—	10,541
(9,723)	(6,892)	(4,313)	(2,682)	(3,978)	(6,656)	—	(81,858)	—	(266,432)
—	—	—	—	—	—	—	—	—	105,064
—	—	—	—	—	—	—	—	57,081	57,081
—	—	—	—	—	—	—	93,054	(93,054)	—
—	—	—	—	—	—	—	(16,885)	16,885	—

15,310	52,106	3,647	4,756	16,190	(16,335)	(1,019)	(200,924)	(19,088)	133,681
(33,772)	(20,151)	(25,591)	(3,061)	(10,002)	2,607	1,019	(288,287)	(74,564)	(1,027,710)

(18,462)	31,955	(21,944)	1,695	6,188	(13,728)	—	(489,211)	(93,652)	(894,029)

13,487	12,729	2,356	3,399	6,348	4,406	—	84,485	—	584,539
—	—	—	—	—	—	—	—	11,813	11,813

$118,436	$127,828	$61,138	$29,443	$48,362	$51,523	$—	$567,965	$42,392	$4,260,930

ral part of these financial statements.

BELLSOUTH RETIRE

STATEMENT OF CHANGES

FOR BENEFITS, WITH

Year Ended Dec

(In Tho

	BellSouth Stock Fund	Indexed Stock Fund	Interest Income Fund	Vanguard Growth Index- Institutional	Fidelity Growth & Income Portfolio	Balanced Fund	Bond Fund
Net Assets Available for Benefits, December 31, 2000	$1,559,481	$1,102,803	$942,542	$260,368	$180,585	$104,630	$101,749

Employee contributions	47,606	41,245	45,634	22,396	16,720	6,266	8,426
Transfer of participants’ balances—net	(4,564)	(57,669)	81,850	(38,839)	(4,400)	(1,877)	41,477
Supplemental contributions	—	—	—	—	—	—	—
Allocation of shares to participants	—	—	—	—	—	—	—
Transfer for loan repayment	—	—	—	—	—	—	—

Total Contributions, Allocations and Transfers	43,042	(16,424)	127,484	(16,443)	12,320	4,389	49,903
Share of Trust investment activities	(68,158)	(127,636)	58,208	(32,864)	(17,319)	(2,922)	10,254

Total	(25,116)	(144,060)	185,692	(49,307)	(4,999)	1,467	60,157

-Less: Distributionsto participants	104,091	65,400	94,476	14,330	12,333	7,246	10,074
Interest on notes payable	—	—	—	—	—	—	—

Net Assets Available for Benefits, December 31, 2001	$1,430,274	$893,343	$1,033,758	$196,731	$163,253	$98,851	$151,832

The accompanying notes are an integ

MENT  SAVINGS PLAN

IN NET ASSETS AVAILABLE

FUND INFORMATION

ember 31, 2001

usands)

T. Rowe Price Mid-Cap Growth	DFA U.S. Small Cap Value II Fund	Personal Choice Retirement Account	DFA International Value II Fund	DFA U.S. Large Cap Value II Fund	Participant Loans	Other	Employee Stock Ownership Plan		Total
							Allocated	Unallocated

$156,783	$70,188	$99,592	$38,763	$28,751	$70,209	$—	$1,159,005	$251,567	$6,127,016

14,630	6,693	—	3,223	4,619	—	—	—	—	217,458
(8,354)	22,182	10,922	(2,109)	17,234	(123)	358	(22,208)	—	33,880
—	—	—	—	—	—	—	—	53,375	53,375
—	—	—	—	—	—	—	140,704	(140,704)	—
—	—	—	—	—	—	—	(18,106)	18,106	—

6,276	28,875	10,922	1,114	21,853	(123)	358	100,390	(69,223)	304,713
(2,233)	16,159	(25,076)	(5,604)	712	5,696	(358)	(58,767)	(16,831)	(266,739)

4,043	45,034	(14,154)	(4,490)	22,565	5,573	—	41,623	(86,054)	37,974

10,441	6,620	—	3,126	2,794	6,125	—	58,967	—	396,023
—	—	—	—	—	—	—	—	17,656	17,656

$150,385	$108,602	$85,438	$31,147	$48,522	$69,657	$—	$1,141,661	$147,857	$5,751,311

ral part of these financial statements.

BELLSOUTH RETIRE

STATEMENT OF CHANGES

FOR BENEFITS, WITH

Year Ended Dec

(In Tho

	BellSouth Stock Fund	Indexed Stock Fund	Interest Income Fund	Vanguard Growth Index- Institutional	Fidelity Growth & Income Portfolio	Balanced Fund	Bond Fund

Net Assets Available for Benefits, December 31, 1999	$2,044,151	$1,250,563	$942,677	$251,465	$191,741	$113,420	$97,592

Employee contributions	55,561	46,626	42,046	25,372	16,772	7,615	3,807
Transfer of participants’ balances—net	(235,693)	9,117	45,389	78,930	(6,633)	(11,252)	(1,392)
Supplemental contributions	—	—	—	—	—	—	—
Allocation of shares to participants	—	—	—	—	—	—	—
Transfer for loan repayment	—	—	—	—	—	—	—

Total Contributions, Allocations and Transfers	(180,132)	55,743	87,435	104,302	10,139	(3,637)	2,415
Share of Trust investment activities	(140,385)	(104,914)	49,094	(69,159)	(4,001)	3,528	9,535

Total	(320,517)	(49,171)	136,529	35,143	6,138	(109)	11,950

Less: Distributionsto participants	164,153	98,589	136,664	26,240	17,294	8,681	7,793
Interest on notes payable	—	—	—	—	—	—	—

Net Assets Available for Benefits, December 31, 2000	$1,559,481	$1,102,803	$942,542	$260,368	$180,585	$104,630	$101,749

The accompanying notes are an integ

MENT SAVINGS PLAN

IN NET ASSETS AVAILABLE

FUND INFORMATION

ember 31, 2000

usands)

T. Rowe Price Mid-Cap Growth	DFA U.S. Small Cap Value II Fund	Personal Choice Retirement Account	DFA International Value II Fund	DFA U.S. Large Cap Value II Fund	Participant Loans	Other	Employee Stock Ownership Plan		Total
							Allocated	Unallocated

$78,855	$63,454	$43,826	$40,230	$28,361	$67,353	$—	$1,290,526	$393,395	$6,897,609

12,930	5,438	—	4,010	2,628	—	—	—	—	222,805
70,249	1,315	102,103	(1,834)	(2,074)	(12,206)	(1,224)	(27,913)	—	6,882
—	—	—	—	—	—	—	—	50,636	50,636
—	—	—	—	—	—	—	100,059	(100,059)	—
—	—	—	—	—	—	—	(16,723)	16,723	—

83,179	6,753	102,103	2,176	554	(12,206)	(1,224)	55,423	(32,700)	280,323
7,289	5,928	(46,304)	(178)	2,312	17,361	1,224	(114,698)	(86,261)	(469,629)

90,468	12,681	55,799	1,998	2,866	5,155	—	(59,275)	(118,961)	(189,306)

12,540	5,947	33	3,465	2,476	2,299	—	72,246	—	558,420
—	—	—	—	—	—	—	—	22,867	22,867

$156,783	$70,188	$99,592	$38,763	$28,751	$70,209	$—	$1,159,005	$251,567	$6,127,016

ral part of these financial statements.

BELLSOUTH RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

(Dollars in Thousands, Except Per-Participant Amounts)

1.    Plan Description

General

The following description of the BellSouth Retirement Savings Plan (the Plan) provides only general information. For additional information, participants should refer to the Plan Prospectus/Summary Plan Description, as supplemented (SPD). A copy of the SPD can be obtained by calling the BellSouth Participant Service Center at 1-866-697-1006. In addition, copies of the Plan, trust agreement and other related documents which include details of the Plan can be obtained by writing to: Secretary, BellSouth Savings Plan Committee, Room 13C09, 1155 Peachtree Street, N.E., Atlanta, Georgia 30309-3610.

The Plan was established by BellSouth Corporation (BellSouth) to provide a convenient way for management employees to save for their retirement on a long-term basis and to acquire an ownership interest in BellSouth. The Plan consisted of two parts: one is a profit sharing plan which includes a qualified cash or deferred arrangement and which is intended to qualify as such under Sections 401(a), 401(k) and 401(m) and related sections of the Internal Revenue Code of 1986, as amended (the Code); the second part is an Employee Stock Ownership Plan (ESOP) which is designed as a stock bonus plan to invest primarily in shares of BellSouth Common Stock and which is intended to qualify under Sections 401(a), 401(m) and 4975(e)(7) and related sections of the Code. Effective January 1, 2002, the Plan includes a third part, an employee stock ownership plan which is designed as a stock bonus plan to invest primarily in BellSouth shares held in the BellSouth Stock Fund and which is intended to qualify as such under Code sections 401(a), 401(k), 401(m) and 4975(e)(7) and related sections of the Code. As such, participants invested in the BellSouth Stock Fund may elect to have their quarterly dividends either reinvested in the fund or passed-through and paid to them outside the Plan in cash as taxable income. Effective March 15, 2002, participants in the Plan were able to diversify their past and future company match, previously held in the ESOP Allocated Shares Fund. All regular full-time and part-time employees of participating BellSouth companies who are not covered by a collective bargaining agreement have attained the age of 18, and have completed at least one month of service are eligible to participate. The Plan is subject to the Employee Retirement Income Security Act of 1974, as amended.

Master Trust

For investment purposes, the assets of the Plan are held in the BellSouth Master Savings Trust (the Master Savings Trust). The Master Savings Trust also holds the assets of the BellSouth Savings and Security Plan (SSP).

Investment Options

At December 31, 2002, the Plan’s assets were comprised of the following investment vehicles: BellSouth Stock Fund, Indexed Stock Fund, Interest Income Fund, Bond Fund, Balanced Fund, BrokerageLink Account and the following mutual funds: Fidelity Growth & Income Portfolio, Vanguard Growth Index—Institutional, DFA U.S. Small Cap Value II Fund, T. Rowe Price Mid-Cap Growth, DFA U.S. Large Cap Value II Fund and DFA International Value II Fund. All investments are valued on a daily basis.

The Charles Schwab Personal Choice Retirement Account, or Schwab PCRA, was replaced with Fidelity’s BrokerageLink account as an investment option in 2002. Unlike the other funds offered by the Plan, BrokerageLink consists of individual brokerage accounts in which participants act as their own investment advisor and may choose from a broad range of investment options. The investment options include no-load and load mutual funds, most stocks listed on many U.S. securities exchanges, bonds and other fixed-income investments. Participants open a BrokerageLink account through transfer of existing balances from the core funds and are assessed additional fees and commissions which are discussed in Note 4. There were 1,283

BELLSOUTH RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

(Dollars in Thousands, Except Per-Participant Amounts)

1.    Plan Description—(continued)

participants invested in BrokerageLink at December 31, 2002 and 1,399 participants invested in the Schwab PCRA at December 31, 2001.

Funds within BrokerageLink cannot be accessed directly for loans, withdrawals or distributions. Participants who want a loan, withdrawal or distribution from the BrokerageLink accounts must first transfer the desired amount from the BrokerageLink accounts to the Interest Income Fund for a minimum of one day where it may then be transferred to another fund in the Plan.

Concentrations of Risk

At December 31, 2002 and 2001, the Plan’s assets were significantly concentrated in shares of BellSouth Common Stock, the value of which is subject to fluctuations related to corporate, industry and economic factors.

The Plan’s other investment options include a variety of stocks, bonds, fixed income securities, mutual funds and other investment securities. Investment securities subject participants to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits, With Fund Information.

Vesting

All participant and employing company contributions vest immediately.

Participant Loans (Whole Dollars)

Participants may borrow from their fund accounts a minimum of $1,000 up to the lesser of $50,000 minus the highest outstanding loan principal balance over the previous twelve months or 50 percent of their before-tax account balances as defined by the Plan document and any amounts rolled over to the Plan from other qualified plans. Loan balances are secured by the assets allocated to the participants’ accounts and bear interest at various rates which ranged from 5.25% to 10.5% at December 31, 2002. Principal and interest are paid ratably through periodic payroll deductions for active employees and by coupon for nonactive employees. As discussed earlier, amounts held in BrokerageLink accounts are not directly available for loans.

Service Providers

State Street Bank & Trust Company serves as the Trustee for the Master Savings Trust. Effective April 30, 2002, Fidelity Investments, Inc. became the record keeper and service center for the Plan, replacing Metropolitan Life Insurance Company. Fidelity Investments, Inc. provides brokerage services for BrokerageLink.

BellSouth Employee Stock Ownership Plan Merger

Effective May 1, 2002, the BellSouth Employee Stock Ownership Plan (PAYSOP) merged with the BellSouth Savings Plans. Participant accounts have been moved to the BellSouth Retirement Savings Plan (for management employees) or to the BellSouth Savings and Security Plan (for non-management employees) where each participant’s allocated shares have been placed in the BellSouth Stock Fund. The total assets transferred into the Plan was $105,064.

Cingular Wireless Transfer

Effective February 1, 2002, participant balances for employees were transferred from the Plan to the Cingular Wireless joint venture via a trust to trust transfer to State Street Bank as trustee for the Cingular Wireless 401(k) Savings Plan. The total asset transfer was $266,432.

BELLSOUTH RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

(Dollars in Thousands, Except Per-Participant Amounts)

2.    Accounting Policies

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

With respect to the Statements of Net Assets Available for Benefits, With Fund Information for the years presented, allocated Share of Trust Net Assets includes investments at fair value, accrued interest income, accrued dividends, receivables for investments sold, payables for investments purchased and accrued administrative expenses of the Master Savings Trust.

With respect to the Statements of Changes in Net Assets Available for Benefits, With Fund Information for the years presented, allocated Share of Trust Investment Activities includes the sum of realized gains, net of realized losses, the net change in unrealized appreciation/(depreciation) of the fair value of the investments, interest income, dividends, investment manager fees and other administrative fees paid by the Master Savings Trust.

The values of investments in the Master Savings Trust are determined as follows:

•	Shares of BellSouth Common Stock and equity securities underlying the Indexed Stock Fund are valued on the basis of the closing price per share on December 31, 2002 and 2001 as reported on the New York Stock Exchange or, if no sales were made on that date, at the closing price on the next preceding day on which sales were made;

•	The values of mutual funds, all of which are traded on a national securities exchange, are based on published daily closing net asset values as reported by the respective securities exchanges;

•	Over-the-counter securities and government obligations are valued based on the bid prices on December 31, 2002 and 2001 from published sources where available and, if not available, from other sources considered reliable;

•	Common trusts are valued at amounts determined from published reports of the funds;

•	Securities in BrokerageLink are valued by methods which are consistent with the methods discussed above;

•	Annuity contracts with insurance companies and synthetic contracts (derivatives) are fully benefit responsive and are valued at principal plus reinvested interest; and

•	Future and forward contracts (derivatives) are carried at fair value and reflect the amount that the Master Savings Trust would receive or pay to terminate the contracts at the reporting date.

Purchases and sales of securities are reflected as of the trade date.

Realized gains and losses on sales of investments are determined on the basis of average cost.

BELLSOUTH RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

(Dollars in Thousands, Except Per-Participant Amounts)

3.    Contributions

Dividend income is recognized on the date the Master Savings Trust is entitled to the benefit. Interest earned on investments is recognized on the accrual basis.

Realized gains and losses as well as the current unrealized gains and losses of open derivative contracts are recorded currently to income.

Employee contributions to the Plan are recorded based on Basic Contributions of up to 6% of eligible compensation and Supplemental Contributions of up to 9% of eligible compensation for those participants wishing to contribute additional amounts. Total contributions may not exceed 15% of eligible compensation. Contributions are designated by the participants as before-tax or after-tax, subject to certain IRS limitations.

Effective November 1, 2002, BellSouth implemented a catch-up contribution feature which allowed eligible participants to contribute an additional $1,000 in 2002. This amount increases by $1,000 each year until it reaches $5,000 in 2006 after which it may be adjusted for inflation in $500 increments.

As discussed in Section 3 of the Plan document, participants may also rollover amounts into the Plan from other qualified plans.

Participants’ Basic Contributions receive a matching contribution in BellSouth stock which is contributed to the ESOP Allocated Fund based on the following formula:

Contribution Type	%	Company Match
Basic	2	100%
Basic	3-6	Varies by Company
Supplemental	7-15	None

The matching percentage is based on company financial performance and the performance of BellSouth stock. The match percentage remains in effect for a twelve-month period from April 1 through March 31. The range of effective match rates on Basic Contributions for the three years ended December 31, 2002 were as follows:

	2002	2001	2000
January-March	85% - 100%	100%	25% - 100%
April-December	70%	85% - 100%	100%

4.    Plan Expenses

Each participant in the Plan is charged a flat annual fee for Plan administrative expenses, including recordkeeping, trustee and other expenses considered reasonable by the Plan administrator. The fee is divided on a pro rata basis among each investment option of the participant. The per-participant fee was $36.00 for 2002 and 2001, and $35.25 for 2000. Additional fees are charged to individual participants for various services provided by the Plan’s recordkeeper.

Participants who open a BrokerageLink account are charged a quarterly fee of $12.50 for each quarter that the participant maintains a BrokerageLink balance.

BELLSOUTH RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

(Dollars in Thousands, Except Per-Participant Amounts)

4.    Plan Expenses—(continued)

Investment manager fees are paid by the Master Savings Trust. The Plan’s share of investment manager fees included in allocated share of Trust investment activities in the Statements of Changes in Net Assets Available for Benefits, with Fund Information for the years presented, were as follows:

	For the Year Ended December 31,
	2002	2001	2000
BellSouth Stock Fund	$208	$305	$329
Indexed Stock Fund	98	122	(93)
Interest Income Fund	480	437	405
Balanced Fund	107	196	119
Bond Fund	375	345	228
Allocated ESOP	98	198	179

	$1,366	$1,603	$1,167

For the mutual funds, investment manager fees are not paid directly from the Master Savings Trust. However, these investments are subject to mutual fund management fees which reduce the overall return of the respective mutual fund. These fees, expressed as percentages of fund assets, which were assessed against the mutual funds by their respective managers, were as follows:

	For the Year Ended December 31,
	2002	2001	2000
Vanguard Growth Index-Institutional	0.10%	0.12%	0.12%
Fidelity Growth & Income Portfolio	0.69%	0.66%	0.67%
T. Rowe Price Mid-Cap Growth	0.89%	0.89%	0.87%
DFA U.S. Small Cap Value II Fund	0.32%	0.41%	0.44%
DFA International Value II Fund	0.41%	0.53%	0.50%
DFA U.S. Large Cap Value II Fund	0.26%	0.31%	0.37%

5.    Tax Status

The Plan was amended and restated effective July 1, 2001 to comply with the provisions of the GUST amendment to ERISA. The following acts are collectively referred to as the GUST amendment: the Retirement Protection Act of 1994, Uniformed Services Employment and Reemployment Rights Act of 1994, Small Business Job Protection Act of 1996, Taxpayer Relief Act of 1997, and the Internal Revenue Service Restructuring and Reform Act of 1998.

The Internal Revenue Service has determined and informed BellSouth by a favorable determination letter dated August 6, 2002 that the Plan and related Trust meet the requirements of Section 401(a) of the Code and are exempt from federal income taxes under Section 501(a) of the Code.

The federal income tax effects on participants with respect to the Plan are described in the SPD.

BELLSOUTH RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

(Dollars in Thousands, Except Per-Participant Amounts)

6.    Termination Priorities

BellSouth intends to continue the Plan indefinitely but reserves the right to terminate or amend it. In the event the Plan is terminated and if BellSouth or its subsidiaries sponsor another defined contribution plan, the participants may elect to have their account balances transferred to the other plan. If BellSouth or its subsidiaries do not sponsor such a plan, the participants would receive a lump-sum distribution of their account balances.

7.    Interest in BellSouth Master Savings Trust

The assets of the Plan are held in the Master Savings Trust and are commingled with the assets of the SSP. The assets of the Master Savings Trust are allocated to the Plan based upon the total of each individual plan participant’s share of the Master Savings Trust’s assets. The Plan’s allocated share of the total net assets of all funds in the Master Savings Trust was 67.00256% at December 31, 2002 and 69.62748% at December 31, 2001. The Plan’s allocated share of the net assets of each fund in the Master Savings Trust at December 31, 2002 and 2001 were as follows:

	2002	2001
BellSouth Stock Fund	53.70089%	56.16645%
Indexed Stock Fund	86.66467%	87.34937%
Interest Income Fund	71.79488%	74.06593%
Vanguard Growth Index-Institutional	72.04981%	74.63545%
Fidelity Growth & Income Portfolio	73.01977%	74.83263%
Balanced Fund	79.20204%	81.79995%
Bond Fund	79.41772%	85.61237%
T. Rowe Price Mid-Cap Growth	74.61040%	76.10420%
DFA U.S. Small Cap Value II Fund	75.85883%	81.91562%
BrokerageLink Account	100.0000%	100.0000%
DFA International Value II Fund	80.64458%	85.29036%
DFA U.S. Large Cap Value II Fund	71.83661%	74.65311%
Participant Loans	60.02980%	64.22065%
Other	21.76009%	74.61675%

BELLSOUTH RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

(Dollars in Thousands, Except Per-Participant Amounts)

7.    Interest in BellSouth Master Savings Trust—(continued)

The financial position of the Master Savings Trust at December 31, 2002 and 2001 was as follows:

Assets:	2002	2001
Investments at value:
BellSouth Stock Fund:
Shares of BellSouth Common Stock#	$1,511,311	$2,529,043
Temporary cash investments	9,719	11,323
Distributable shares	1,412	54
Indexed Stock Fund:
Equity Index Fund#	663,941	1,021,525
Interest Income Fund:
General account investment contracts	223,953	33,422
Security backed investments	1,549,182	1,313,174
Temporary cash investments	54,740	41,780
Vanguard Growth Index-Institutional:
Securities	163,044	263,689
Fidelity Growth & Income Portfolio:
Securities	162,135	217,311
Balanced Fund:
Securities	92,402	108,688
Temporary cash investments	9,191	11,554
Bond Fund:
Securities	208,076	236,785
Temporary cash investments	51,989	20,791
T. Rowe Price Mid-Cap Growth:
Securities	159,114	197,142
DFA U.S. Small Cap Value II Fund:
Securities	168,194	131,938
DFA International Value II Fund:
Securities	36,707	36,381
BrokerageLink Account@:
Securities	43,767	68,168
Temporary cash investments	17,358	15,885
DFA U.S. Large Cap Value II Fund:
Securities	67,075	64,562
Participant Loans:
Loans to participants	83,361	106,468
Contribution Account†:
BellSouth Common Shares	3,361	4,830
Temporary cash investments	1,108	2,886
Distribution Account†:
Temporary cash investments	18,233	19,837

(Continued)

BELLSOUTH RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

(Dollars in Thousands, Except Per-Participant Amounts)

7.    Interest in BellSouth Master Savings Trust—(continued)

	2002	2001
Pass-Thru Dividend Account†:
Temporary cash investments	33	—
Stale Dated Account†:
Temporary cash investments	1,090	—
Expense Account†:
Temporary cash investments	—	762
Dividends and interest income receivable	8,804	8,682
Receivable for investments sold	—	4,260
Other receivables	8	—
Variation margin receivable	14	318

	5,309,322	6,471,258
Liabilities:
Payable for investments purchased	30,995	81,991
Other payables	1,562	2,264

Trust net assets (excluding ESOP Trusts)	5,276,765	6,387,003

Investment in ESOP Trusts:
Shares of BellSouth Common Stock allocated to participants#	1,027,171	1,953,046
Distributable shares	1,484	22
Shares of BellSouth Common Stock held for future allocation	152,130	418,893
Temporary cash investments	16,801	20,351

Total investments	6,474,351	8,779,315

Liabilities:
Notes payable	108,183	212,831

Trust net assets	$6,366,168	$8,566,484

Investments at cost	$6,762,673	$7,366,744

#	Represents an individual investment which is 5% or more of the Net Assets of the Master Savings Trust.
†	These accounts are combined and presented as the “Other” fund in the accompanying financial statements.
@	Prior to May 1, 2002, the Self-Directed option was offered through the Schwab PCRA.

The Master Savings Trust is party to derivative financial instruments for purposes other than trading. The most significant of the derivatives, guaranteed investment contracts (GICs) including synthetics, are used to offer a fixed interest rate of return over time, in which the principal and interest components can be accessed at book value. Synthetic GICs are actively managed, collateralized portfolios which offer increased credit quality over traditional GICs. Other derivative instruments, consisting of highly liquid exchange traded equity and debt futures are used primarily to rebalance the fixed income/equity allocation of the Trust’s portfolio. In addition, mortgage rolls (forward contracts) are used in combination with actively managed cash equivalents to provide enhanced yield from mortgage sector bonds.

BELLSOUTH RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

(Dollars in Thousands, Except Per-Participant Amounts)

7.    Interest in BellSouth Master Savings Trust—(continued)

Distributions from the BellSouth Stock Fund and the BellSouth Management Savings and ESOP Trust and the BellSouth Savings and Security ESOP Trust (the ESOP Trusts) that are payable in shares of BellSouth Common Stock are separated from the “Shares of BellSouth Common Stock” and “Shares of BellSouth Common Stock allocated to participants” lines and reflected as “Distributable Shares.”

Assets in the BellSouth Stock Fund, Bond Fund, Indexed Stock Fund, mutual funds and some of the assets in the Balanced Fund and the BrokerageLink Account are invested in securities which fluctuate in market value, therefore the values of the fund units fluctuate daily.

Assets in the Interest Income Fund are invested in the following types of financial vehicles:

•	Temporary Cash Investments—These are short-term money market investments, maturing in less than twelve months, that are necessary to meet daily liquidity needs.

•	General Account Investment Contracts—These contracts are also referred to as traditional investment contracts. An investment contract is termed “general account” when the assets committed to the contract are commingled with other general assets of the contract issuer. The contract issuer promises to return the invested principal plus a stated rate of interest upon maturity. The quality of the promise is a function of the financial condition of the contract issuer.

•	Security Backed Investments—These are generic terms which refer to investment contracts other than “traditional” general account investment contracts as defined above. These investments consist of a combination of marketable securities, owned directly by the Plan or as units of a separate account or trust owned by the Plan, and an investment contract that provides liquidity for eligible employee benefits at book value.

—	Group Trust Investment Contracts—Group Trust refers to the INVESCO Group Trust for Retirement Benefit Plans. The INVESCO Group Trust contains a series of commingled investment funds, available only to INVESCO clients, constructed to provide a stable value portfolio with the beneficial elements of various fixed income management strategies. The Plan’s investment in any one of the various INVESCO Group Trust Funds is unitized and may be “wrapped” by an independent financial institution through the issuance of an investment contract.

—	Separate Account Investment Contracts—An investment contract is termed “separate account” when the assets committed to the contract are segregated from the general assets of the contract issuer through the use of a specifically identifiable separate account. The separate account may be comprised of investments from one Plan or Trust, or comprised of investments from multiple qualified retirement Plans and Trusts. Though ownership of the assets held in a separate account is retained by the contract issuer, the assets are protected from liabilities arising from the contract issuers’ general operations. The investment performance of a separate account investment contract may be a function of the investment performance of the investments held in the separate account.

BELLSOUTH RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

(Dollars in Thousands, Except Per-Participant Amounts)

7.    Interest in BellSouth Master Savings Trust—(continued)

—	Synthetic Investment Contract—The term “synthetic” investment contract is used to describe a variety of investment contracts under which a Plan retains ownership of the invested assets, or owns units of an account or trust which holds the invested assets. A “synthetic” investment contract, also referred to as a “wrap” contract, is negotiated with an independent financial institution. Under the terms of these investment contracts, the contract issuer ensures the Plan’s ability to pay eligible employee benefits at book value. The investment performance of a synthetic investment contract may be a function of the investment performance of the invested assets.

The value of the Interest Income Fund reflected in these financial statements is based upon the principal invested and the interest credited. The fair value of the Interest Income Fund, by investment type, at December 31, 2002 and 2001 was as follows:

	December 31, 2002	December 31, 2001
General account investment contracts	$3,508	$33,422
Security backed investments:
Underlying assets	1,867,433	1,358,287
Wrapper contracts	(97,807)	(45,113)

Total contracts	$1,773,134	$1,346,596

The contracts held by the Master Savings Trust in the Interest Income Fund are considered fully benefit-responsive in accordance with AICPA Statement of Position 94-4. The crediting interest rate was 4.77% at December 31, 2002 and 5.77% at December 31, 2001. The average yield was 5.16% in 2002 and 6.24% in 2001. Interest rates are reset on a semi-annual, quarterly or monthly basis to move the current book value of these investments toward the projected future market value over the life of the contract.

During 1990, the ESOP Trusts issued medium-term notes in the aggregate amount of $850 million to fund the purchase of BellSouth Common Stock to be utilized at later dates to fulfill match obligations. Shares purchased with such funds are released for allocation to participant accounts based on a prescribed schedule coinciding with payments on the ESOP notes.

Assets held in the Master Savings Trust are generally unavailable to service the ESOP debt; however, the notes are guaranteed by and are subject to direct recourse against BellSouth. BellSouth contributes to the ESOP Trusts an amount necessary, net of ESOP dividends and interest, to service the ESOP notes. Such contributions are classified as Supplemental Contributions in the accompanying Statements of Changes in Net Assets Available for Benefits, With Fund Information. These contributions are subject to the claims of holders of debt securities issued by the ESOP Trusts but are held at BellSouth and paid to the ESOP Trusts twice yearly to fund, on a same day basis, required payments by the ESOP Trusts on the notes. Such contributions would not remain in the ESOP Trusts unless there was a default on the debt securities by the ESOP Trustee after having received the required contributions from BellSouth. Therefore, holders of the debt securities should not rely on the assets of the ESOP Trusts in arriving at an investment decision with respect to the debt securities.

In addition to Supplemental Contributions, BellSouth contributes amounts necessary to purchase any additional shares required to meet the match obligations after shares released by the ESOP Trusts have been used. Such contributions are classified as Employing Company Contributions in the accompanying Statements of Changes in Net Assets Available for Benefits, With Fund Information.

BELLSOUTH RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

(Dollars in Thousands, Except Per-Participant Amounts)

7.    Interest in BellSouth Master Savings Trust—(continued)

In lieu of receiving cash dividends earned on shares of BellSouth Common Stock which have been allocated to participants from the ESOP Trusts, participant accounts are credited with equivalent shares of BellSouth Common Stock. Dividends on the related ESOP shares are transferred to the Unallocated ESOP Fund and are applied towards the service of the ESOP notes. The transfer of these earnings is classified as Transfer for Loan Repayment in the accompanying Statements of Changes in Net Assets Available for Benefits, With Fund Information.

BellSouth made supplemental cash contributions to the ESOP Trusts in the amount of $84,492 in 2002, $79,477 in 2001, and $75,497 in 2000 for the purpose of servicing the guaranteed debt. A description of each debt issue is as follows:

BellSouth Management Savings and ESOP Trust:

Title	Amount	Interest Rate	Due Date
Amortizing Medium-Term Notes, Series A	$275,000	9.125%	July 1, 2003
Amortizing Medium-Term Notes, Series A	$275,000	9.190%	July 1, 2003

Total	$550,000

BellSouth Savings and Security ESOP Trust:

Title	Amount	Interest Rate	Due Date
Amortizing Medium-Term Notes, Series A	$300,000	9.125%	July 1, 2003

Maturities of the ESOP Trusts’ short-term debt outstanding at December 31, 2002 were as follows:

	2003	2004	Total
Maturities	$108,183	—	$108,183

Investment activities of the Master Savings Trust are allocated to the Plan based upon the total of each individual Plan participant’s share of the Master Savings Trust investment activities during the period ended December 31, 2002.

The Master Savings Trust investment activities for the years ended December 31, 2002, 2001, and 2000 were as follows:

	For the Year Ended December 31,
	2002	2001	2000
Investment Activities:
Dividends on shares of BellSouth Common Stock	$92,105	$100,945	$112,515
Interest Income Fund income	81,497	80,222	70,326
Other interest	13,363	19,928	37,067
Net change in unrealized depreciation on investments	(1,905,336)	(802,173)	(1,575,258)
Net realized gain on investments	49,068	227,660	589,455
Investment manager fees	(1,905)	(2,245)	(1,741)
Other fees	(3,701)	(4,748)	(3,021)

Net investment activities	$(1,674,909)	$(380,411)	$(770,657)

BELLSOUTH RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

(Dollars in Thousands, Except Per-Participant Amounts)

8.    Commitments and Contingencies

Three substantially identical class action lawsuits were filed in 2002 in the United States District Court for the Northern District of Georgia against BellSouth, its directors, three of its senior officers, and other individuals, alleging violations of the Employee Retirement Income Security Act (“ERISA”). The plaintiffs, who seek to represent a putative class of participants and beneficiaries of BellSouth’s 401(k) plan allege that the defendants breached fiduciary duties in violation of ERISA, among other things, by (1) failing to provide accurate information to the plan participants and beneficiaries; (2) failing to ensure that the plan’s assets were invested properly; (3) failing to monitor the plan’s fiduciaries; and (4) failing to disregard plan directives that the defendants knew or should have known were imprudent. The plaintiffs are seeking an unspecified amount of damages, injunctive relief, attorneys’ fees and costs. Certain factual allegations underlying these lawsuits are substantially similar to those in the putative securities class actions captioned In re BellSouth Securities Litigation. At this early stage of the litigation, the likely outcome of the case cannot be predicted, nor can a reasonable estimate of loss, if any, be made.

9.    Subsequent Events

In June of 2003 the Employee Benefit Committee approved a plan amendment effective July 1, 2003, which will allow participants having shares in the Allocated ESOP fund the election to have their quarterly dividends either reinvested in the fund or passed-through and paid to them outside the Plan in cash as taxable income.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the BellSouth Retirement Savings Plan has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

BellSouth Retirement Savings Plan

By: BellSouth Corporation

BY:    /S/    RAWDON W. MCARTHUR

      Rawdon W. McArthur

      Chief Investment Officer

Date: June 30, 2003